FIRST BALL MILL REACHES LOULO MINE

Bamako, Mali, 15 March 2005 (LSE: RRS) (Nasdaq: GOLD) – The first of the two ball mills destined for Randgold Resources' new gold mine at Loulo in Mali has arrived on schedule at the site.

The arrival of the second mill has been delayed after a failure of the camber stabilising device on the lowbed, just 170 kilometres from the mine. The second mill will now be transported to the mine on the first mill's lowbed. This will not affect the project schedule as the second mill is only due for commissioning at the end of the third quarter of this year.

The new plus 7 million ounce Loulo mine is scheduled to pour its first gold in July 2005.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive - Dr Mark Bristow +44 779 775 2288
Financial Director - Roger Williams +44 791 709 8939
Investor & Media Relations - Kathy du Plessis +27 11 728 4701, Cell: +27 (0) 83 266 5847
randgoldresources@dpapr.com
Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forwardlooking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors, refer to the annual report on Form 20-F for the year ended 31 December 2003, which was filed with the United States Securities and Exchange Commission (the 'SEC') on 30 June 2004. Randgold Resources assumes no obligation to update information in this release. Cautionary Note to US Investors: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's industry guide number 7.